

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2015

Quan Ji
Chief Executive Officer
China Energy Technology Corp., LTD.
No. 1122 South Yanan Street
New District, Bengbu, Anhui Province
P. R. China

> **Re:** **China Energy Technology Corp., LTD.**
> **Amendment No. 2 to Form 8-K**
> **Filed June 26, 2015**
> **File No. 000-55001**

Dear Mr. Ji:

We have reviewed your June 26, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 29, 2015 letter.

Corporate History and Structure of our PRC Operations, page 8

1.   We note your disclosure on page 4 which states that "On March 31, 2015, we closed a share exchange (the "Share Exchange") with Fine Progress Group Limited., Ltd., a corporation formed under the laws of the British Virgin Islands on July 1, 2014 ("FPGL BVI"), pursuant to which the three shareholders of FPGL BVI sold all of their capital stock in FPGL BVI to us in exchange for 180,500,000 shares of our common stock $0.001 par value per share ("Common Stock")." As FPGL BVI has become your wholly-owned subsidiary, please update your corporate history and chart disclosure on pages 8 and 9 to accurately reflect the current structure of your business. We note that the current diagram does not encompass the registrant or the registrant's shareholders while the written descriptions in this section do not seem to reflect the share exchange.

Liquidity and Capital Resources, page 37

2.   We note your response to comment 2. In light of the significance of your short-term loan balance, please disclose the financial covenants that the Company is required to comply with.

Statements of Cash Flows, page F-6

3.   We note your response to comment 3. It appears the restricted cash was maintained for the notes payable (bank acceptance draft) issued, and you classified such notes payable within operating activities. In this regard, please clarify the nature and the purpose of the notes issued.

4.   In addition, as previously requested, please eliminate the non-cash transactions and reclassifications and disclose such transactions separately pursuant to paragraph 3 to 6 of ASC 230-10-50. We note that the related party transactions contained within the operating and financing activities were non-cash related.

Note 5- Advances to Suppliers, page F-13

5.   We note in your response to comment 5 that the advances to suppliers were based on estimated sales in FY2015. We further note that the advances were almost six times the amount of cost of goods for the year ended December 31, 2014. In this regard, please disclose and explain to us the basis of your estimates and tell us whether you have entered any material sales order for FY 2015 to cover the costs.

6.   In addition, please disclose and tell us when you expect the supplier to deliver the inventory and property, plant and equipment.

Note 7 – Due from Related Party, page F-13

7.   We note your response to comment 7. As previously requested, please provide a roll forward schedule in the notes to the financial statements to reflect the related party collection and payment activities made on behalf of the Company in each of the periods covered in your financial statements. The roll forward schedule should present the beginning balance, amount collected on behalf of the Company, payments made to the Company and the ending balance due from related parties.

Form 10-Q for the Quarter Ended March 31, 2015

Condensed Consolidated Statements of Cash Flows, page 6

8.   We note your response to comment 9. As previously requested, please revise the cash flow statements of your March 31, 2015 quarterly financial statement to exclude restricted cash from your presentation of cash and cash equivalents.

You may contact Christie Wong, Staff Accountant at 202-551-3684 or Robert S. Littlepage, Accountant Branch Chief at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208, Celeste M. Murphy, Legal Branch Chief at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director